RPC Incorporated, 2801 Buford Highway NE., Suite 300, Atlanta, GA 30329. Telephone: (404) 321-2140 Facsimile: (404) 321-5483

VIA EDGAR

November 2, 2023

Ms. Sondra Snyder

Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

RE:RPC, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Response Dated October 6, 2023

File No.:  001-08726

Your comment letter dated October 23, 2023

Dear Ms. Snyder:

With reference to your correspondence dated October 23, 2023, with a comment on the above referenced filing, the responses of RPC, Inc. (“RPC” or the “Company”) are set forth in this letter.  To facilitate the Staff’s review, we have repeated the question in bold prior to setting forth our response thereto in the same order that they appeared in your letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Financial Statements

Consolidated Statements of Operations, page 31

➢

We note that in response to prior comment 1, you indicate that you will present the cost of revenues in the consolidated statements of operations in accordance with the parenthetical labeling accommodation in SAB Topic 11.B, and include a note to the financial statements showing your allocation of depreciation and amortization to cost of revenues and selling, general and administrative expenses for all periods presented.

Please also explain how you propose to modify or balance disclosures of percentages described as reflecting the relationship between cost of revenues and revenues, as appears on page 20 and 22 of the annual report, pages 21 and 23 of the recent interim report, and earnings releases you have filed on Form 8-K.

While the guidance in SAB Topic 11:B provides an accommodation when presenting the components separately, this does not generally extend to other measures that would ordinarily reflect all components, such as the percentages referenced above.

Ms. Sondra Snyder

Securities and Exchange Commission

RESPONSE:

As indicated in your letter, we have relied on the accommodation provided in SAB Topic 11.B to present the components separately in the Consolidated Statements of Operations.  We acknowledge that the accommodation provided by SAB Topic 11.B does not extend to other measures that would ordinarily reflect all components, such as the percentages referenced above, that are presented in other sections of our periodic and current filings. Summarized below are the modifications we intend to adopt in future filings for annual reports, interim reports and earnings releases furnished on Form 8-K.

ANNUAL & INTERIM REPORTS:

Please note in the most recently filed interim report on Form 10-Q for the quarter ended September 30, 2023, we modified the table and discussion on pages 25 to 27, as appropriate, to disclose that the cost of revenues as reported did not include depreciation and amortization and quantified the exclusion.

We will further modify the discussion in future filings as explained below:

Beginning with the annual report on Form 10-K for the fiscal year ending December 31, 2023, and quarterly report on 10-Q for the quarter ending March 31, 2024, we will modify our disclosures in Item 2. Management’s Discussion and Analysis of Financial Condition, Results of Operations as follows:

•	We will no longer include the following items that were disclosed previously on annual reports on Form 10-K and interim reports on Form 10-Q:
➢	Percentage cost of revenues to revenues
➢	Percentage selling, general and administrative expenses to revenues
➢	Percentage depreciation and amortization expense to revenues
•	A proposed proforma discussion regarding cost of revenues follows:

Cost of revenues, which excludes depreciation and amortization, (inc./dec)reased XX percent to $XX million for the year/months ended 20XX, compared to $XX million for the year/months ended 20XX. These costs (inc./dec)reased primarily due to (inc./dec)reases in expenses consistent with activity levels, such as materials and supplies expenses, maintenance and repairs expenses and fuel costs, offset by/coupled with the relatively fixed nature of direct employment costs.  In accordance with Staff Accounting Bulletin (SAB) Topic 11.B, cost of revenues presented on the Consolidated Statements of Operations excludes depreciation and amortization totaling $XX million for the year/months ended 20XX compared to $XX million for the year/months ended 20XX.

Ms. Sondra Snyder

Securities and Exchange Commission

EARNINGS RELEASES FURNISHED ON FORM 8-K:

Please note in the most recently furnished earnings release on Form 8-K for the quarter ended September 30, 2023, we modified the discussion related to cost of revenues partially to include the phrase “which excludes depreciation and amortization”.

We will further modify the cost of revenues discussion in future earnings releases furnished on Form 8-K as follows:

●	We will no longer have a discussion of costs of revenues as a percentage of revenues.
●	Proposed proforma discussion regarding cost of revenues follows:
➢	as it relates to the discussion on cost of revenues for the current quarter compared to the prior quarter of the same year:

Cost of revenues, which excludes depreciation and amortization, during the fourth quarter of 2023 was $XX million compared to $239.1 million in the third quarter. These costs (inc./dec.)reased XX percent in the fourth quarter because of (inc./dec)rease in revenues and the relatively fixed nature of direct employment costs. Cost of revenues excludes depreciation and amortization totaling $XX for the three months ended December 31, 2023, and $25.6 million for the three months ended September 30, 2023. Selling, general and administrative expenses were $XX million in the fourth quarter of 2023 compared to $42.0 million in the third quarter of 2023.

➢	as it relates to the discussion on cost of revenues for the current quarter compared to the same quarter of the prior year:

RPC’s revenues for the quarter ended December 31, 2023, (inc./dec.)reased by $XX million, or XX percent, compared to the fourth quarter of the prior year due to XX. Cost of revenues, which excludes depreciation and amortization, during the fourth quarter of 2023 (inc./dec.)reased by $XX million compared to the fourth quarter of 2022. Cost of revenues excludes depreciation and amortization of $20.4 million for the fourth quarter of 2022.

We value your feedback and trust that we have provided a comprehensive response to address all of your comments. Please do not hesitate to contact Michael Schmit, our Chief Financial Officer at (470) 388-4304, or me at (404) 321-2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer

President and Chief Executive Officer

cc:Mr. John Cannarella